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•	Prospectus

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•	IRA Plan

–	IRA Application

•	Fact Sheet

•	How to Invest

Overview    |    Characteristics    |    Risks    |    Manager Biographies

STANDARDIZED RETURNS

(updated quarterly)

FUND CHARACTERISTICS

as of May 31, 2008, unless otherwise noted

GENERAL INFORMATION

Net Asset Value Per Share	$9.81
Number of Stocks	78
Fund Inception	May 1, 2008

ASSET ALLOCATION

SECTOR DIVERSIFICATION (%)	FUND	MSCI WORLD
Financials	26.9	21.1
Consumer Discretionary	17.1	9.3
Health Care	12.7	8.4
Information Technology	12.7	11.1
Materials	7.9	8.2
Industrials	6.2	11.6
Energy	5.7	12.2
Consumer Staples	4.0	8.8
Telecommunication Services	2.7	4.6
Utilities	0.0	4.7

REGION DIVERSIFICATION (%)	FUND	MSCI WORLD
United States	42.1	46.9
Europe (excluding U.K.)	26.7	22.9
United Kingdom	9.9	10.4
Japan	7.8	10.1
Latin America	3.5	0.0
Pacific (excluding Japan)	2.8	5.0
Africa	2.7	0.0
Canada	0.4	4.7
Middle East	0.0	0.0

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International World Index (MSCI World) is a widely recognized benchmark of the world’s stock markets, including the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

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